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MAR 3 1 2008

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SEC FILE NUMBER
8- 66450

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petra Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Dunham Road, Suite 5A
(No. and Street)

St. Charles, (City) Illinois (State) 60174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Cass (630) 443-2556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ak4h

OATH OR AFFIRMATION

I, Stephen J. Cass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petra Trading Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 27th day of March, 2008.

Erica Tebo
Notary Public

Signature

CEO
Title

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To The Member
Petra Trading Group, LLC
St. Charles, Illinois 60174

I have audited the accompanying statement of financial condition of Petra Trading Group, LLC as of December 31, 2007, and the related statements of income (loss), changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petra Trading Group, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
March 27, 2008

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash in bank	$	320,037
Commissions receivable		730
Deposits with broker		34,539
Property and equipment, less accumulated depreciation of $2,968		2,412
Other assets		2,730
Total assets	$	360,448

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	27,986
Subordinated loan payable		300,000
Total liabilities		327,986
Member's Capital		32,462
Total liabilities and member's capital	$	360,448

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(A U.S. Virgin Island Limited Liability Company)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Commissions	$ 4,068,246	
Trading rebates income	5,178,867	
Other income	227,857	
Interest	1,583	
Total income		$ 9,476,553
Expenses		
Compensation and related expenses	489,870	
Occupancy	41,682	
Clearing costs	2,473,874	
Trading rebate expense	6,479,563	
Professional fees	78,871	
Communications	49,369	
Registration & fees	17,746	
Interest expense	8,750	
Other operating expenses	177,692	
Total operating expenses		9,817,417
Net income (loss)		$ (340,864)

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Capital
Balance January 1, 2007	$ 518,326
Net income (loss) for the year ended December 31, 2007	(340,864)
Less: Member capital withdrawals	(145,000)
Balance December 31, 2007	$ 32,462

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(U.S. Virgin Islands Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From (Applied To) Operating Activities

Net income (Loss)	$ (340,864)	
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
Depreciation expense	1,061	
(Increase) Decrease in:		
Commission receivable	186,804	
Deposits with broker	14,810	
Other assets	1,098	
Increase (Decrease) in:		
Accounts payable and accrued expenses	(19,295)	
Net cash from (applied to) operating activities		$ (156,386)

Cash Flows From (Applied To) Financing Activities

Net borrowing from subordinated loan	300,000	
Member's capital withdrawals	(145,000)	
Net cash from (applied to) financing activities		155,000
Net increase (decrease) in cash and cash equivalents		(1,386)
Beginning Cash, January 1, 2007		321,423
Ending Cash December 31, 2007		$ 320,037

Supplemental Disclosures

Interest paid during the period	$ -0-
Income taxes paid during the period	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 ORGANIZATION

Description of the Company

Petra Trading Group, LLC is a U.S. Virgin Islands limited liability company, which was formed on February 11, 2004. The Company became a registered broker/dealer and a member of the Financial Industry Regulatory Authority, Inc. on November 18, 2004. The Company became a member of the National Futures Association (NFA) on November 7, 2006 as an introducing broker.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. and NFA. The Company is primarily engaged in the business of retailing equity securities and options on a fully disclosed basis through its clearing firms. The Company does not carry securities or accounts on behalf of its customers as the Company has entered into agreements with another clearing broker.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Petra Trading Group, LLC in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Property and Equipment

Property and Equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Revenue Recognition

Commission income is earned and recorded on the settlement date of the transaction.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income is directly allocable for income tax purposes to the individual member.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of $327,320 and $250,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the member. See Note 7.

NOTE 4 COMMITMENTS

The Company leases office facilities from which it conducts its operations. Total rent expense paid during the year ended December 31, 2007 was $25,753.

At December 31, 2007, the Company is committed to future rental payments under a non-cancellable lease as follows:

Year Ended December 31	Minimum Rent
2008	$17,352
Thereafter	-0-
Total	$ 17,352

NOTE 5 OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include both exchanged traded and over-the-counter options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any credit or market risk, with the exception of the risk to the Company should its customers fail to honor their

NOTE 5 OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT (cont'd)

obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company is to be held responsible for any losses arising when customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 6 LIABILITIES SUBORDINATED TO CREDITORS

The borrowing under a subordination agreement at December 31, 2007 is listed below:

Subordinated loan agreement, Last Atlantis Partners Proprietary Options Share Class O, ten percent (10%), due July 28, 2009	$ 300,000

Interest expense in the amount of $8,750 was accrued on this borrowing during the year ended December 31, 2007 and is included with other accounts payable and accrued expenses on the accompanying statement of financial condition.

This subordinated borrowing is covered by agreements approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 7 CONTINGENCIES

The Company is required to maintain minimum net capital as defined in excess of $250,000. At December 31, 2007 the Company has met this requirement by including a subordinated loan in the amount of $300,000 which is eligible to be included in the computation of net capital.

The percentage of subordinated debt at December 31, 2007 in relation to the combination of debt-equity is at ninety percent (90%) which exceeds the maximum amount allowed of seventy percent (70%). In the event that the Company is unable to increase the equity portion of the Company's net capital by making additional capital contributions, the Company may face suspension or termination as a registered broker/dealer and will therefore be unable to engage in any further activities as a registered broker/dealer.

In addition, the Company has been named in an arbitration case filed in New York before the Financial Industry Regulatory Authority (FINRA) seeking compensatory damages in excess of $10 million plus an unspecified amount in punitive damages, as well as fees, interest, and expenses. The claimant alleges that the Company and other named parties engaged in an alleged fraudulent scheme involving purported illegal "matched orders/wash sales" in order to wrongfully obtain rebates from the claimant for order flow.

The Company has denied these charges and intends to vigorously defend against the claim. The Company has asserted a counterclaim against the claimant for $9 million and asserts is owed for payment due under contractual obligations.

The arbitration is in the initial stages and no discovery has been exchanged between the parties. The ultimate resolution of the arbitration is not presently known.

The Company has represented that the legal fees owed to the attorney representing the Company, and other named parties, in the amount of $21,087 at December 31, 2007, are to be paid by the other named parties in the arbitration case and are therefore not included as an expense or as a liability of the Company as of December 31, 2007.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Petra Trading Group, LLC — as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 32,462	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			32,462	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			300,000	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 332,462	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 5,142	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(5,142)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 327,320	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 327,320	3750

OMIT PENNIES

A reconciliation between the above audited computation and the Company's corresponding unaudited filing is as follows:

Net Capital per unaudited filing	$336,070
Less: Increase in accounts payable and accrued expenses	(8,750)
Net Capital per above audited computation	$327,320

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Petra Trading Group, LLC as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	1,866	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	77,320	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	324,521	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	27,986	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	27,986	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	9	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	90	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES: A reconciliation between the above audited computation and the Company's corresponding unaudited filing is as follows:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Total AI per unaudited filing	$ 19,236
Add: Increase in accounts payable and accrued expenses	8,750
Total AI per above computation	$ 27,986

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Petra Trading Group, LLC as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Lek Securities Corp./ Terra Nova Trading, LLC 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 4600	4601	4602	4603	4604	4605
32 4610	4611	4612	4613	4614	4615
33 4620	4621	4622	4623	4624	4625
34 4630	4631	4632	4633	4634	4635
35 4640	4641	4642	4643	4644	4645
		Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Auditor's Report.

PETRA TRADING GROUP, LLC
(A U.S. Virgin Islands Limited Liability Company)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated liabilities at January 1, 2007	$	-0-
Increases		300,000
Decreases		-0-
Subordinated liabilities at December 31, 2007	$	300,000

The accompanying notes to the financial statements are an integral part of this statement.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Member
Petra Trading Group, LLC

In planning and performing my audit of the financial statements of Petra Trading Group, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Petra Trading Group, LLC for the year ended December 31, 2007 and this report does not affect my report thereon dated March 27, 2008.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

Chicago, Illinois
March 27, 2008

END